CASTLIGHT HEALTH, INC. SC TO-T

Exhibit 99(a)(1)(f)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated January 19, 2022, and the related Letter of Transmittal (as defined below) together with any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of
Class A Common Stock and Class B Common Stock

of

Castlight Health, Inc.

at

$2.05 Net Per Share

by

Carbon Merger Sub, Inc.
a wholly owned subsidiary of
Vera Whole Health, Inc.

Carbon Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Vera Whole Health, Inc. (“Parent”), a Delaware corporation, is offering to purchase all of the issued and outstanding shares of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”) and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Castlight Health, Inc., a Delaware corporation (“Castlight”), at a price of $2.05 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 16, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (THE “OFFER EXPIRATION TIME”).

The purpose of the Offer is for Parent, through Purchaser, to acquire all of the equity interests in Castlight. Certain investment funds advised by Clayton, Dubilier & Rice, LLC control both Parent and Purchaser.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 4, 2022, among Parent, Purchaser and Castlight (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides, among other things, that as promptly as practicable following the consummation of the Offer and provided that (1) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Transactions (as defined below) shall have been terminated or expired and any date before which each of the parties have committed in writing to any governmental authority not to close the Transactions shall have passed (the “Required Approvals Merger Condition”), and (2) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition (a “Legal Restraint”) preventing the consummation of the Merger (as defined below) will be in effect, nor will any action have been taken by any governmental authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger (the “No Order Merger Condition”), Purchaser will merge with and into Castlight (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) in accordance with the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) with Castlight continuing as the surviving corporation in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no Castlight stockholder vote will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned directly or indirectly by Parent or Purchaser, Shares held by Castlight as treasury stock immediately prior to the effective time of the Merger, and Shares owned by a holder who has properly demanded appraisal under Section 262 of the DGCL and who has not effectively withdrawn such demand) will, at the effective time of the Merger, be cancelled and automatically converted into the right to receive an amount of cash equal to the Offer Price, without interest and subject to any required withholding taxes.

On January 4, 2022, the board of directors of Castlight (the “Castlight Board”) unanimously (1) determined that the Transactions are fair to and in the best interests of Castlight and its stockholders; (2) approved and declared advisable the execution and delivery of the Merger Agreement by Castlight, and the consummation of the Transactions, the performance by Castlight of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and other relevant provisions of the DGCL; and (4) resolved to recommend that Castlight’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer on terms and subject to the conditions set forth in the Merger Agreement.

The Offer is not subject to any financing condition. The Merger Agreement provides that, among other things, the Offer is conditioned upon (a) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), a number of Shares that, together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in Section 251(h) of the DGCL), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equal at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares (the “Minimum Condition”), (b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated (“HSR Clearance”), (c) the absence of (1) any Legal Restraint preventing the consummation of the Offer or the Merger, or (2) any statute, rule or regulation enacted or enforced, that would prohibit, make illegal or enjoin the consummation of the Offer or the Merger, and (d) the satisfaction or waiver by Purchaser of the other conditions to the Offer, as set forth in the Merger Agreement and Section 15—“Certain Conditions of the Offer” of the Offer to Purchase (each such condition, an “Offer Condition” and, collectively, the “Offer Conditions”). Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable pursuant to Section 251(h) of the DGCL.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer.

The Merger Agreement provides, subject to the terms and conditions set forth therein, that Purchaser: (i) will extend the Offer for any period required by any applicable law, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the New York Stock Exchange (“NYSE”) applicable to the Offer (including in order to comply with Rule 14e-1(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (in respect of any change in the Offer Price); and (ii) if, as of any then-scheduled Offer Expiration Time (as defined above), any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived, will extend the Offer on one or more occasions, for one or more additional periods of up to ten (10) business days per extension (or such longer period as Castlight and Parent may agree in writing), to permit such Offer Conditions to be satisfied; provided, that if the sole such unsatisfied Offer Condition is the Minimum Condition (other than any Offer Conditions that by their nature are to be satisfied at the Offer Expiration Time), Purchaser shall not be required (and Parent shall not be required to cause Purchaser) to extend the Offer thereafter for more than twenty (20) business days.

The offering period of the Offer will expire at one minute after 11:59 p.m., New York City time, on February 16, 2022, unless the Offer is extended or earlier terminated by Purchaser (the “Expiration Date”) in accordance with the Merger Agreement. Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4 - “Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after March 20, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to the SEC regulations.

Notwithstanding the foregoing, in no event will Purchaser and Parent be required to extend the Offer beyond 11:59 p.m., Pacific Time, on July 3, 2022 (the “Termination Date”); provided the Termination Date shall automatically be extended to September 1, 2022 (the “Extended Termination Date”) if the closing of the Merger (the “Closing”) shall not have occurred prior to the Termination Date and all the conditions to Closing (other than the Required Approvals Merger Condition, the No Order Merger Condition and those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied or waived. In addition, Purchaser shall immediately terminate the Offer upon the valid termination of the Merger Agreement.

If Purchaser and Parent extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

For Castlight stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary and Paying Agent (as defined below) prior to one minute after 11:59 p.m., New York City time, on the Expiration Date.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee (collectively, a “Nominee”), contact such Nominee and request that they effect the transaction for you and tender your Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to American Stock Transfer & Trust Company (“Depositary and Paying Agent”) of its acceptance for payment of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for those Shares with Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

For a withdrawal of Shares to be effective, a written notice of withdrawal from such Castlight stockholder must be timely received by Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of such Castlight stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn (if different from that of the person who tendered those Shares), a guaranteed signature (if applicable), the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares (for Shares tendered pursuant to book-entry transfer procedures), and the certificate number(s) (if any). If a stockholder tenders Shares by giving instructions to a Nominee, the stockholder must instruct such Nominee to arrange for the withdrawal of those Shares. Additional details with respect to withdrawal rights are described in Section 4—“Withdrawal Rights” of the Offer to Purchase. All questions as to validity of the surrender of any certificates representing Shares (including questions as to the proper completion or execution of any required documentation) and any notice of withdrawal, will be determined by Purchaser in its sole and absolute discretion which determination will be final and binding.

The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger to them in light of their particular circumstances, as well as the tax consequences that may arise under other United States federal tax laws and the laws of any state, local or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Castlight has provided Purchaser with its list of stockholders and with security position listings for the purpose of dissemination of the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Castlight’s stockholder list and will be furnished to Nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase, the related Letter of Transmittal and Castlight’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Castlight Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to D.F. King & Co., Inc. (“Information Agent”) at its address and telephone number set forth below and will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Neither Parent nor Purchaser will pay any fees or commissions to any Nominee (other than to Depositary and Paying Agent and Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (800) 591-8263

castlight@dfking.com

January 19, 2022